Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212639

STRATEGIC STORAGE TRUST IV, INC.

SUPPLEMENT NO. 7 DATED JANUARY 12, 2018

TO THE PROSPECTUS DATED MARCH 17, 2017

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust IV, Inc. dated March 17, 2017, Supplement No. 1 dated April 24, 2017, Supplement No. 2 dated May 25, 2017, Supplement No. 3 dated June 29, 2017, Supplement No. 4 dated August 18, 2017, Supplement No. 5 dated October 16, 2017, and Supplement No. 6 dated November 17, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;
•	disclosure of our first quarter 2018 distribution declaration;
•	an update regarding a potential acquisition in San Gabriel, California; and
•	a change in title regarding one of our executive officers.

Status of Our Offering

On January 25, 2017, we sold $7.5 million in Class A shares, or approximately 360,577 Class A shares, to an institutional account investor pursuant to a private offering transaction. On March 17, 2017, our public offering was declared effective. As of January 9, 2018, in connection with our public offering, we have received gross offering proceeds of approximately $36.8 million, consisting of approximately $23.2 million from the sale of approximately 931,000 Class A shares, approximately $11.0 million from the sale of approximately 456,000 Class T shares, and approximately $2.6 million from the sale of approximately 115,000 Class W shares. As of January 9, 2018, approximately $1.06 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

First Quarter Distribution Declaration

On December 19, 2017, our board of directors declared a daily distribution in the amount of approximately $0.004281 per day per share on the outstanding shares of common stock payable to stockholders of Class A shares, Class T shares and Class W shares as of the close of each business day of the period commencing on January 1, 2018 and ending March 31, 2018. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.003618 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.003969 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

Potential Acquisition of Property in San Gabriel, California

On January 4, 2018, one of our subsidiaries entered into a purchase and sale agreement with an unaffiliated third party (the “San Gabriel Purchase Agreement”) for the acquisition of a self storage facility to be located in San Gabriel, California (the “San Gabriel Property”).

The San Gabriel Property will be a newly constructed self storage facility that is expected to contain approximately 68,250 net rentable square feet of storage space and approximately 708 rental units. The purchase price for the San Gabriel Property is approximately $13.5 million, plus closing and acquisition costs. We expect the acquisition of the San Gabriel Property to close in the first quarter of 2019 after construction is complete on the self storage facility and at or about the time a certificate of occupancy has been issued for the San Gabriel Property. We expect to fund such acquisition with a combination of net proceeds from our public offering and a credit facility or other debt financing.

Pursuant to the San Gabriel Purchase Agreement, we will be obligated to purchase the San Gabriel Property only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the San Gabriel Property generally based upon:

•	our ability to raise sufficient net proceeds from our public offering and obtain debt financing;
•	satisfactory completion of due diligence on the San Gabriel Property and the seller of the San Gabriel Property;
•	the completion of construction of the self storage facility and the issuance of a certificate of occupancy for the San Gabriel Property;
•	approval by our board of directors to purchase the San Gabriel Property;
•	satisfaction of the conditions to the acquisition in accordance with the San Gabriel Purchase Agreement; and
•	no material adverse changes relating to the San Gabriel Property, the seller of the San Gabriel Property or certain economic conditions.

There can be no assurance that we will complete the acquisition of the San Gabriel Property. In some circumstances, if we fail to complete the acquisition, we may forfeit up to approximately $400,000 in earnest money on the San Gabriel Property.

Other properties may be identified in the future that we may acquire prior to or instead of the San Gabriel Property. Due to the considerable conditions to the consummation of the acquisition of the San Gabriel Property, we cannot make any assurances that the closing of the San Gabriel Property is probable.

Change in Title Regarding One of Our Executive Officers

On December 19, 2017, our board of directors appointed Ken Morrison to serve as our Chief Operations Officer. Mr. Morrison was also appointed the Chief Operations Officer of two additional entities affiliated with our sponsor, Strategic Storage Trust II, Inc. (“SST II”) and Strategic Storage Growth Trust, Inc. (“SSGT”), both public non-traded REITs. Mr. Morrison served as our Senior Vice President – Property Management from June 2016 until December 2017.

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